

Mail Stop 6010

July 1, 2008

Via Facsimile and U.S. Mail

Mr. Thomas Sandgaard
Chief Executive Officer
Zynex Medical Holdings, Inc.
8022 Southpart Circle, Suite 100
Littleton, CO   80210

> **Re:** **Zynex Medical Holdings, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 16, 2008**
> **File No. 33-26787-A**

Dear Mr. Sandgaard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Management's Discussion and Analysis or Plan of Operation, page 14

Results of Operations, page 14

1.   We note from page 10 that 65% of your revenue is derived from rental income and 35% of your revenue is derived from net sales. We further note that the increase in net sales and rental income from 2006 to 2007 was 215%. In order to enhance investor's understanding of your results of operations, please revise your discussion of your revenue in future filings to separately describe the impact of changes in rental income and net sales on your total revenue. In this regard, discuss any trends with respect to the different revenue streams. For example, if rental income is increasing while net sales of products are remaining constant, that fact should be disclosed.

Item 8A(T). Controls and Procedures, page 25

Management's Report on Internal Control over Financial Reporting, page 25

2.   You state here that management concluded that the Company has a material weakness in its ability to produce financial statements free from material misstatements. Please tell us and revise future filings as necessary to discuss how you have compensated for the material weakness in order to ensure that the financial statements presented here in the Form 10-KSB are free from material misstatement.

Consolidated Statements of Operations, page F-3

3.   We note your disclosure on page 15 that depreciation on your rental equipment is not included in cost of goods sold. Please tell us why you believe it is appropriate to exclude the depreciation on the devices generating rental income from your cost of goods sold. In this regard, please also tell us how your current presentation of cost of sales and rentals and gross profit excluding depreciation complies with SAB Topic 11B.

Consolidated Statements of Cash Flows, page F-4

4.   We note that you present a reconciling item for provision for losses in accounts receivable of $4.8 million for 2007. It appears that this primarily relates to reserves recorded on gross accounts receivable relating to negotiated rates with insurance companies and government agencies and not the actual amount of charges recorded on the statements of operations for provisions for losses in accounts receivable. Please tell us why you believe your current presentation is meaningful to the financial statement users. Revise future filings to separately present amounts representing charges recorded to the statements of operations for losses in accounts receivable.

Note 2 – Summary of Significant Accounting Policies, page F-7

5.   We note from your statements of stockholders' equity and from Note 3 that you have
        issued warrants to non-employees. Please revise this footnote in future filings to disclose
        your accounting policy for stock issued to non-employees. Refer to SFAS 123R and
        EITF 96-18.

Revenue recognition, page F-7

6.   We note that you generate revenue from two distinct revenue streams – sales of products
        and rental of products. Please tell us and revise future filings to separately disclose your
        revenue recognition policies for sales of products and rentals of products, identifying
        those events that would indicate that each criterion outlined in SAB Topic 13A has been
        met.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   •   The company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief